SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated January 2, 2007

Nokia Corporation

Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.	Nokia Press Release dated December 01, 2006 and titled: Exercises with stock options of Nokia Corporation

2.	Nokia Press Release dated December 01, 2006 and titled: Nokia fueling the next phase of Enterprise Mobility

3.	Nokia Press Release dated December 04, 2006 and titled: Nokia introduces two new CDMA phones for the “talk and text” crowd

4.	Nokia Press Release dated December 04, 2006 and titled: Nokia wins network modernization contract with Eastern Telecom in the Philippines

5.	Nokia Press Release dated December 04, 2006 and titled: Wind in Italy selects Nokia for turnkey supply of WCDMA 3G solution and managed services

6.	Nokia Press Release dated December 04, 2006 and titled: Grameen Foundation and Nokia Launch Village Phone Direct

7.	Nokia Press Release dated December 07, 2006 and titled: Nokia and France Telecom sign an integration and hosting contract

8.	Nokia Press Release dated December 12, 2006 and titled: Start spreading the news: Nokia Flagship Store makes its debut in Mexico City

9.	Nokia Press Release dated December 14, 2006 and titled: Memorable music makes us want to pick up the phone

10.	Nokia Press Release dated December 14, 2006 and titled: Citigroup, Mastercard, Cingular and Nokia team to pilot next generation mobile phone with “tap & go(TM)” payment in New York city

11.	Nokia Press Release dated December 18, 2006 and titled: Nokia and M1 complete the first HSUPA data call with Nokia Flexi WCDMA Base Station

12.	Nokia Press Release dated December 19, 2006 and titled: Nokia wins USD 110 million GSM/EDGE network expansion contract with DTAC in Thailand

13.	Nokia Press Release dated December 19, 2006 and titled: Nokia wins USD 100 million GSM/EDGE network and services contract with AIS in Thailand

14.	Nokia Press Release dated December 19, 2006 and titled: Nokia New Year's Eve Celebrations from Around the World to be Webcast on MSN

15.	Nokia Press Release dated December 20, 2006 and titled: Joint venture foundation of Giesecke & Devrient and Nokia completed

16.	Nokia Press Release dated December 20, 2006 and titled: Nokia and Brian Eno pair up for two great causes

17.	Nokia Press Release dated December 22, 2006 and titled: Nokia launches new initiatives to help young people affected by the Asian Tsunami.

18.	Nokia Press Release dated December 22, 2006 and titled: Nokia wins over EUR 320 million GSM/GPRS/EDGE network expansion contract with MegaFon in Russia.

PRESS RELEASE

December 01, 2006

Exercises with stock options of Nokia Corporation

A total of 237 235 shares of Nokia Corporation (“Nokia”) were subscribed for between 31.10. - 27.11. 2006 based on Nokia’s 2003 and 2005 employee stock option plans. This resulted in an increase of EUR 14 234.10 in Nokia’s share capital and an increase of EUR 3 293 630.83 in other shareholders equity. The new shares carry full shareholder rights as from the registration date December 1, 2006. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

As a result of the increase, the share capital of Nokia is currently EUR 245 690 469.48 and the total number of shares is 4 094 841 158 including the shares that are held by the company.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

December 01, 2006

Nokia fueling the next phase of Enterprise Mobility

Building blocks in place to help businesses transform ad hoc mobility into real business value

Espoo, Finland - Nokia (NYSE:NOK), the world leader in mobile communications, today showcased its recent momentum in fueling the next wave of enterprise mobility. Speaking at the company’s annual investor and customer events in Amsterdam, Mary McDowell, executive vice president and general manager of the Enterprise Solutions division of Nokia, discussed the company’s strategic initiatives to help businesses move from opportunistic point solution purchasing to more strategic mobility deployments.

“Unlike other IT elements, mobility is personal and often enters organizations through end user demand,” said McDowell. “But few companies today have taken a strategic or holistic approach to supporting their mobile workers and protecting remote assets. Nokia believes that with our products and solutions, we can fuel the next wave of development toward an inflection point where companies begin to transform ad hoc mobility into real business value.”

McDowell identified four building blocks that Nokia has identified as necessary to drive next phase of enterprise mobility and the maturity of mobile solutions for business, and that Nokia is taking to address these needs :

• A multi-channel distribution ecosystem, leveraging the unparalleled scale of Nokia to access end users and enterprises

• Open and extensible mobileware, highlighting the multi-device support of Intellisync platform from Nokia and the ability to mobilize applications beyond mobile email

• Reduced economic barriers, for example cost savings for IT departments when deploying Nokia device management solutions

• Uncompromised devices, with the Nokia Eseries, offering both productivity and personal appeal to the user

“In order to get to the next phase, Nokia believes strongly that a key driver is not only a phenomenal user experience, but a seamless mobility experience no matter the task,” said McDowell.

During her speech, McDowell highlighted key successes and Nokia momentum relating to the four building blocks, including:

Multichannel Distribution Ecosystem

Nokia has established a multichannel distribution ecosystem to reach end users and enterprise customers through both operator and IT channels - the preferred and trusted channel of businesses. Since October, more than 370 partners have joined the new Nokia for Business Channel Program giving Nokia access to more than 20,000 outside salespeople in more than 140 countries. Among this global network of channel partners, representing expertise in business voice, mobility and security, approximately 50 percent are also Cisco, Alcatel or Avaya partners and approximately 30 percent are Microsoft partners.

Intellisync Mobile Suite from Nokia

Offering unmatched multi-device support, Intellisync Mobile Suite from Nokia is the No. 1 “white label” email solution, with more than 21 new operator wins since the acquisition of Intellisync in February. Nokia has sold more than one million user licenses to date. More than 4,000 Intellisync servers have been installed for 2,500 enterprise customers, attracted by the ability to mobilize more than just email.

As an example of commitment to multi-device support, Nokia recently announced expanded support within its Intellisync Device Management solution for managing Microsoft Exchange ActiveSync settings on the Nokia Eseries business device range and Windows Mobile 5.0-powered devices such as Palm Treo and Motorola Q. Intellisync Mobile Suite from Nokia now supports all Nokia Eseries devices and more than 100 competitor devices.

Recent Wireless Email customer wins include TietoEnator, a large IT service provider doing business in 27 EMEA countries; Orange Business Services - a business communications arm of the France Telecom Group; ACG -North American carrier Group and EPUSH -an independent international provider of value-added mobile services.

Nokia Eseries Business Devices

Ranged by more than 160 operators around the world, Nokia Eseries business devices continue to grow in distribution and popularity. In EMEA, Q2/Q3 volumes for Nokia Eseries “qwerty” devices outpaced the two closest competitors combined. Globally, more than 1.6 million Nokia Eseries business devices have been sold to date, and the Nokia E62 - the first Nokia Eseries business device for the U.S. market - became available in September. Nokia Eseries business devices continue to receive industry accolades, recognized for their ease of use, innovative design, superior voice quality, security and management, long battery life, superb screen and support of the most popular email packages.

“The Nokia E61 is the perfect device for us to keep in touch with the business while on the go. As a legal firm specializing in insolvency, we are often in the customer’s premises and continuous updates via phone or email are essential.  We have started with ActiveSync and want to use a stylish, professional looking device which offers us flexibility on future email solutions, and the Nokia E61 meets that need,” said Christian Krause, Attorney at Brinkmann & Partner.

Security

Nokia continues to see strong, steady growth in its security business. Working together with Check Point, Nokia is the industry’s No. 1 firewall/VPN provider in the medium to large enterprise segment. With more than 22,000 customers and an installed base of more than 250,000 appliances, Nokia security solutions are in place at 92 of the global Fortune 100 companies. The newest additions to the Nokia IP Security portfolio - the Nokia IP560 and Nokia IP390 - offer significant price/performance advantage over competing solutions. The Nokia IP560, for example, demonstrates two-to-three times the performance of competing products at half the rack space and lower cost. What’s more, Nokia IP390 is quickly becoming a flagship platform for security managed services among Nokia’s global channel because of its leading price/performance and turnkey manageability.

Building on its success in the appliance market, Nokia now offers an industry-leading Intrusion Prevention solution from Sourcefire.  As companies adopt more wireless technologies, Nokia Intrusion Prevention integrates threat, end point and network intelligence to keep pace with relevant security threats as the network perimeter dissolves.  Best yet, Nokia brings global support and reach to this innovative product line.

In addition, Nokia adds its first wireless-enabled security appliance, Nokia IP60, a cost effective option for remote and branch offices. IT can choose to implement firewall, VPN, Anti-virus, web security, and intrusion detection capabilities that integrate into centralized security management tools.  The end result is fast and easy deployment of enterprise-grade security to reduce costs and complexity for locations with limited staff.

For more information about Nokia business mobility solutions, visit www.nokia.com/business.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Communications

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia, APAC

Communications

Tel. +65 6723 2323

Email: communications.apac@nokia.com

Industry Analyst Enquiries:

Nokia

Industry Analyst Relations

Tel. +1 914 368 0511

Email: industry.analyst@nokia.com

www.nokia.com

PRESS RELEASE

December 04, 2006

Nokia introduces two new CDMA phones for the “talk and text” crowd

Nokia 1325 and Nokia 1265 offer strong feature sets at accessible price

Hong Kong, China - The latest entries into the CDMA handset market from Nokia (NYSE: NOK) were unveiled today at the 3G World Congress in Hong Kong. Targeted at consumers who use their mobile phone primarily for basic features like making phone calls voice and text messaging, the Nokia 1265 and Nokia 1325 feature a number of desirable features such as handsfree speakers and voice recorders.

“With the new features of the Nokia 1265 and Nokia 1325, consumers are getting functionality along with ease of use,” said Larry Paulson, Vice President, CDMA, Nokia. “The features most of us take for granted on our phones are front-and-center on these new products for first-time mobile phone users.  These two new products expand the range of Nokia models consumers can choose from at an entry level.”

Nokia 1325 - Intuitive design, easy-to-use functions

The new Nokia 1325 offers great functionality in a slim package, ideal for first-time phone users in Asia-Pacific, China, Latin America, the Middle-East and Africa.  A 64k colour display brings the Nokia 1325 to life.  Consumers can personalize their mobile phones with ringtones and wallpapers. The integrated handsfree speaker available in the Nokia 1325 means others can get involved in one call, ideal for family and friends. The Nokia 1325 can store up to 400 contacts and 150 messages, ensuring important messages are not deleted. With the 90-second voice recorder as a standard feature on the new Nokia 1325, consumers can now use their phone to record those important notes anywhere.

Weighing in at less than 71 g, the Nokia 1325 is competitively priced and has a talk time of up to 3.5 hours, while standby time is up to 6.5 days. It is expected that the Nokia 1325 will begin shipping in select markets within China, Asia-Pacific, Middle-East Africa and Latin America during the 1st quarter of 2007.

Nokia 1265 - Lighter by design, heavy on features

The Nokia 1265 combines mobile features such as easy text messaging with predictive text and 32-Polyphonic MIDI capabilities with an integrated handsfree speaker, plus a 60-second voice recorder. Essentials such as a large contact phonebook, calendar, calculator and alarm clock are also included in this new device.

The affordably-priced Nokia 1265 offers a black-and-white display, talk time of up to 3.5 hours and up to 6.5 days of stand-by capability.  It is expected that the Nokia 1265 will begin shipping in select markets within China, Asia-Pacific, Middle-East Africa and Latin America during the 1st quarter of 2007.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

December 04, 2006

Nokia wins network modernization contract with Eastern Telecom in the Philippines

Nokia’s mobile softswitching and VoIP server solution enables cost-savings and fixed-mobile convergence

Espoo, Finland - Nokia and Philippine fixed network operator, Eastern Telecom, have signed a contract for the deployment of a Next Generation Network (NGN) core as part of their network modernization initiative. Nokia will renew Eastern Telecom’s fixed network with a VoIP-capable NGN and fixed/broadband access system. The contract includes the Nokia MSC Server System (MSS), the industry leading mobile softswitch, along with the Nokia VoIP Server, enabling personalized voice telephony. Nokia’s convergent solution enables significant cost-savings for fixed and mobile and provides the capability to deliver new service offerings. The deal marks a new customer for Nokia.

Under the agreement, Nokia will supply Eastern Telecom with both ADSL2+ and PSTN lines using the D500 access node as well as Broadband Wireless Access (BWA) capabilities using the Nokia High Speed Packet Access (HSPA) technology. In addition to the Nokia MSS and the Nokia VoIP Server, Nokia will supply other solutions from its Unified Core Network offering, including the Nokia Flexi Intelligent Service Node (ISN) that will enable Eastern Telecom to offer and manage a wide range of advanced IP-based multimedia services in a cost-efficient way and inline with end-users’ expectations. The Nokia D500, a powerful multi-service access platform, will provide the necessary key features to enable the optimal delivery of high speed Internet access over the existing copper lines. Nokia will also provide telecoms implementation, commissioning and integration services. The deliveries have already started.

“Our cooperation with Nokia helps us renew our operations and enhance our capability to provide new services for our growing customer base,” says Eric Recto, President and CEO, Eastern Telecom. “Nokia’s mobile softswitch and VoIP Server will make it possible for us to offer new, innovative services to our customers in the most cost-efficient manner while enabling true service convergence.”

“We are delighted to participate in Eastern Telecom’s network modernization program and provide a platform from which they can expand their service offering in the Philippines,” says Mark Roberts, Business Development Director, Networks, Nokia. “Our solutions will enable Eastern Telecom to manage the increasing customer demands yet reducing operational expenditure. The Nokia solution acts as a catalyst for the launch of Eastern Telecom’s expanded voice and data capabilities to the market.”

Nokia is creating seamless user experiences in converging networks thanks to mobile softswitching and IMS for fixed and mobile.  With over 120 customers for its mobile softswitching and over 50 live networks, Nokia is clearly the most experienced mobile softswitching supplier worldwide. Nokia is also the front-runner in IMS for fixed and mobile networks, with over 130 references.

About Eastern Telecom

Eastern Telecom, a pioneer in the telecommunications industry, is a full-service provider of world-class communications services - from data, leased circuits, international and local voice services and the latest in broadband technology. The company is one of the leading players in the field, backed by solid international and local business partnerships that provide customers with premium services.

Eastern Telecom serves nearly all sectors of business and provides communications solutions for all types of clients, from large multinationals to SMEs to residential customers.

This year, Eastern Telecom has started to build a business based upon delivering core applications and exciting content, and high-speed broadband. The new services are designed around the convergence that is bringing together networks and services, wireless and fixed communication, media and communications. Eastern Telecom has started investing in the latest switching and access technologies which will deliver new services to complement its expanded coverage.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

December 04, 2006

Wind in Italy selects Nokia for turnkey supply of WCDMA 3G solution and managed services

Nokia Flexi WCDMA Base Station enables cost-savings and future evolution capabilities

Espoo, Finland - Nokia and Italian operator Wind Telecomunicazioni S.p.A. (Wind) have signed a three-year frame agreement for the turnkey supply of Nokia’s WCDMA 3G radio network solution, including Nokia Flexi WCDMA Base Station, Nokia NetAct(TM), and a range of services.

The modular, high capacity Nokia Flexi WCDMA Base Station will enable Wind to make more efficient use of its existing base station sites, leading to significant site cost savings through reduced site construction work, quick base station installation, and decreased power consumption. Wind’s network will be supported by the multivendor, multitechnology Nokia NetAct(TM) network and service management system. In the turnkey contract, Nokia will provide under managed services model to Wind maintenance services and project management, along with site acquisition, site construction, network planning, implementation, commissioning, and network optimization services.

“Nokia’s innovative solutions and services are a perfect fit for Wind’s strategy of ultra cost-efficient growth,” says Jere Calmes, Chief Operating Officer, Wind Telecomunicazioni S.p.A. “We are going to deploy Nokia’s WCDMA 3G solution in 9 out of the 20 regions in Italy, and we are confident that cooperation with a reliable supplier like Nokia will further strengthen Wind’s competitive position in the Italian market place.”

“We are very pleased about this renewed collaboration with Wind. Wind is now part of an important global telecommunications group, Orascom Telecom Holding (OTH), so this deal marks the beginning of cooperation between Nokia and OTH,” says Pertti Melamies, Vice President, Networks, Nokia. “We are keen to support Wind with our latest solutions, such as Nokia Flexi WCDMA Base Station. Not only will these solutions enable Wind to enhance their current business, but they will also provide important future evolution capabilities.”

With its proven track record in managing networks on behalf of operators around the world, Nokia is able to support operators to enhance their service offerings and reduce costs. Nokia is a major player in the managed services business with close to 60 managed services contracts globally. In WCDMA 3G, Nokia has 66 customers to date.

About Wind

Founded in 1997, Wind Telecomunicazioni SpA is one of the few European telecom operator which offers integrated fixed, mobile and Internet services. In Italy, Wind is the third Italian mobile operator with a market share of 20% and the first alternative fixed operator. Libero.it is the first Italian Internet Portal and is among the major Italian Internet Service providers.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

December 04, 2006

Grameen Foundation and Nokia Launch Village Phone Direct

Pilots Planned in Four Countries

Washington, D.C., USA - Building on the success of its Village Phone replication program, Grameen Foundation today announced a new initiative, Village Phone Direct.  Village Phone Direct uses the existing mobile operator’s network and allows microfinance institutions (MFIs) to directly implement the program, define the local marketing strategy, and control all aspects of implementation.

“We developed Village Phone Direct in response to requests from microfinance institutions,” said David Keogh, Director of Village Technology at Grameen Foundation’s Technology Center.  “It allows virtually any MFI to directly offer mobile communication services for their communities.”  Pilots for Village Phone Direct are currently planned in four countries:  India, Haiti, Angola and Pakistan.

Grameen Foundation, together with local microfinance institutions and local operators, first launched the Village Phone project in 2003 in Uganda.  In 2005, Nokia and Grameen Foundation started an initiative to expand the program and create new small businesses and affordable access in rural communities around the world.

Grameen Foundation has partnered with Nokia to enhance the existing program by making a “Village Phone Business Kit” available for purchase in emerging markets.  This Business Kit includes a Nokia mobile phone, a booster antenna, a recharging solution and custom-designed cables to connect all the components. Microfinance clients can purchase this kit through their microfinance institution, taking out a loan which will be repaid with proceeds from the business.  The client then becomes a Village Phone Operator and rents the use of the phone on a per-call basis to people in their community earning revenues from the first call onwards.   The Village Phone Direct is a microfranchise model that creates a win-win opportunity for both the microfinance institution and the micro-entrepreneur with a replicable, sustainable business that will stimulate community development.

Antonio Torres, Director of Business Development and Industry Marketing at Nokia’s Entry Business Unit, said “Nokia is proud of our continuous collaboration with Grameen Foundation. The Village Phone Project is a sustainable way to extend the socio-economic benefits derived from access to mobile communications to yet untapped communities. We regard universal access as much more than an industry goal - for us it is a responsibility.”

Media Enquiries:

Grameen Foundation

Email: VPD@grameenfoundation.org

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

December 07, 2006

Nokia and France Telecom sign an integration and hosting contract

Nokia supports France Telecom in launching the Orange branded “Mon PC à distance” service

Espoo, Finland - Nokia and France Telecom have signed a contract that will see Nokia integrate a customized remote content service and related platforms into the operator’s network.  Nokia will also host the commercial service, thus enabling France Telecom to roll out the solution more quickly and efficiently.

The service, developed with France Telecom according to its broad market and customer understanding, will enable France Telecom’s Orange mobile customers to remotely access their personal photos, videos and music stored on their PC at home, as well as to watch, view and listen to them from anywhere on their Orange mobile device. The service marks the first convergent application implemented by Nokia to France Telecom.

“Mon PC à distance” users simply need to download client software from Orange’s web site to their PCs at home.  No specific client is needed on their mobile devices.  Indeed, any mobile device having standard browsing and multimedia capabilities is compatible with “my remote PC” service, although the advanced browsing, image and sound capabilities of the Nokia Nseries will leverage this new exciting “place & time shift” experience even further.

“People nowadays have a lot of personal content stored in their home PC’s, such as videos, photos, music and office documents. Our new HomeZone service enables people to access this content anytime and anywhere,” says Laurence Thouveny, Vice President HomeZone, France Telecom NExT Marketing. “Nokia is a trusted provider of systems integration and hosting services, able to support us for the launch of new and innovative services.”

“Mon PC à distance” was first launched on the 16th of November 2006 in France, from where the solution can be rolled out into other France Telecom affiliates internationally. Nokia will provide France Telecom with consulting and integration, as well as hosting and maintenance services.

“Cost and complexity are challenges that operators face when launching and managing new services. There is a growing demand for us to help them avoid costly and risky investments and bring the services faster to market. Nokia Mobility Hosting aims at eliminating the risks and giving operators the confidence to explore and discover new revenue streams,” says Ronan Trébaol, Partnership Project Director, Networks, Nokia. “We are pleased to support France Telecom in offering a new generation of mobile services to change people’s everyday lives.”

With its in-depth understanding of operators’ business and networks expertise, Nokia Consulting & Integration (C&I) helps operators to differentiate and introduce new services to market more quickly, ensure quality of experience and help drive customer loyalty by providing consulting and professional services in the areas of network design, service management and performance, and service delivery solutions. Nokia C&I has completed more than 350 systems integration projects globally.

Hosting is one of the many tools that Nokia can offer operators to help grow their business and manage their costs in the face of ever-toughening competition and growing technological complexity. With its proven track record in managing networks on behalf of operators around the world, Nokia is able to support operators to enhance their service offerings and reduce costs. Nokia is a major player in the Managed Services business with close to 60 managed services contracts globally.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves more than 153 million customers on five continents (220 countries or territories) as of September 30, 2006 and had consolidated sales of 49 billion euros by IFRS standards in 2005 (38.4 billion euros for the year-to-date at September 30, 2006). Launched in June 2005, the NExT program (New Experience in Telecommunications) will allow the Group to pursue its transformation as an integrated operator and to make France Telecom the benchmark for new telecommunications services in Europe. On June 2006, Orange thus became the Group’s single brand for Internet, television and mobile in France, the United Kingdom, the Netherlands and Spain, and Orange Business Services the brand name for the services offered to businesses worldwide. France Telecom is number two mobile operator and provider of Internet services in Europe and amongst the world leaders in providing telecommunication services to multinational companies. France Telecom (NYSE:FTE) is listed on Euronext Paris Eurolist market and on the New York Stock Exchange.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

December 12, 2006

Start spreading the news: Nokia Flagship Store makes its debut in Mexico City

• Following the premiere of 5 stores in different countries, the Nokia Flagship Store in Mexico City will be the first of this kind in Latin America

• The Mexico Flagship Store will offer the luxurious and prestigious line of handsets created by Vertu

Mexico City, México - On December 13, Mexicans will experience a new way to shop for wireless devices when Nokia opens its first Flagship Store in Mexico in the new Antara shopping complex in Polanco. Featuring the widest selection of Nokia devices available, Nokia Flagship Stores feature an interactive, high-energy retail environment dedicated to educating customers and pairing them with the perfect wireless device. The Mexico location is Nokia’s sixth global Flagship Store, following successful launches in New York, Moscow, Chicago, Hong Kong and Helsinki.

The Mexico Nokia Flagship Store invites guests to explore a number of dedicated consumer experiences. Immediately upon entering to the store, shoppers will find a wide range of Nokia products. Each product is prominently displayed on a backdrop of multimedia displays and color-shifting walls, with the myriad of printed point-of-purchase materials so commonly found in most wireless retail stores noticeably absent. Instead, when a customer picks up a device, the multimedia screen behind that product changes from being part of a continuous band of full-motion graphics to interactive information with a listing of the features and benefits of that device.

When guests enter the Nokia Nseries Lounge, they can experience first-hand the power of Nokia’s most advanced wireless devices. In this area, photo printers, stereo speakers, laptop computers and more are paired with Nokia’s advanced Nseries devices, allowing visitors to print high-quality images from devices like the 3.2 megapixel Nokia N93, or use high-fidelity speakers to listen to digital music tracks on devices such as the 4GB hard-drive equipped Nokia N91, or even learn how to synchronize music, contacts and more with the high-performance Nokia N90.

The Nokia Flagship Store houses Nokia’s luxurious line of handsets created by Vertu. Individually hand-crafted using precious materials and luxury processes often found in watchmaking, only the finest and most precious materials go into a Vertu handset, including diamonds, sapphire crystal, fine leather, polished ceramic, ruby bearings and luxurious housings of gold, stainless steel, and other fine metals. Each Vertu device also features a unique concierge key, allowing owners to be connected with one touch to a personal service professional. Vertu also ensures exclusivity with its regular, limited editions and numbered handsets.

“Antara is not only the premier shopping area in Mexico, it is the premier shopping address in all of Mexico. Antara is synonymous with the best brands, superior service and an elegant shopping experience which is exactly what we are delivering in our Mexico Nokia Flagship Store location,” says Cliff Crosbie, Director, Global Retail and Trade Marketing for Nokia. “Our highly trained and dedicated staff navigates visitors through the wide variety of Nokia wireless devices, learns about their wants and needs, and delivers to them a product that has been tailored specifically for them. It is this kind of customized service that makes the Nokia Flagship Store more of a boutique than a conventional electronics store - delivering the kind of retail experience expected from upscale stores found on Antara in Mexico City.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Larrondo DICE, PR agency

Laura Larrondo

Tel: +52 55 57 81 13 43 y 57 81 26 77

Mobile: +52 55 54 38 98 48

Email: larrondl@prodigy.net.mx

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

December 14, 2006

Memorable music makes us want to pick up the phone

Survey results show Nokia New Year’s Eve will get people connected

Espoo, Finland - If a piece of music reminds you of a place and time and makes you want to connect with someone, you’re not alone.  In a recent international survey conducted by Nokia, there is a distinct relationship between people and the music they hear.

The survey results, which formed the foundation for Nokia’s “Music Gets You Talking” advertising campaign, also underscores the theme of the biggest New Year party of 2006 - Nokia New Year’s Eve. Uniting people around the world with events in five cities and a vast TV and internet audience expected to be 150 million, Nokia New Year’s Eve will bring people together through music at one of the happiest times of the year.

“Throughout history, it has been believed that music evokes emotions, feelings and memories,” said Jo Harlow, Senior Vice President, Marketing, Mobile Phones, Nokia. “This survey, conducted in seven countries around the world, proved that to be true - and people today want to share those feelings with others.”

The survey showed that globally, people were most likely to call a friend if they heard a song that brought back memories. Forty-five percent of respondents in India were most likely to, compared with about one-quarter of the respondents in France. More than 30 percent of respondents globally indicated they would call their partner.

Would you call an “ex” when a song stirs up memories?  Globally, 10.7 percent of respondents indicated their former partners would be on their call list.  In six of the seven countries surveyed, more men than women would do just that, with 21% of Great Britain’s males indicating they would call this group.  In the United States, 19% of women surveyed said they would contact an ex-partner. Globally, calling Mom or Dad ranked fourth with 24 percent of respondents, while on average globally daughters are more likely to call their parents after hearing a memorable song than are sons. Of all the countries surveyed, the respondents in France were least likely to call their parents with only 8 percent of males indicating they would.

On average, out of the seven countries surveyed, more men than women would call a friend.  The highest mentions of calling a friend were in the United States and India.  Women in Egypt, France and Mexico indicated they would call their partner before their friends while across the countries surveyed worldwide, men would feel more like calling friends than partners.

In the United States and Great Britain, women respondents were more likely to call someone they haven’t spoken to for a long while than their partner.  Forty-five percent of women in those two countries made this statement. According to the survey, in the U.S., calling someone they hadn’t spoken to for a while rated higher with respondents than calling their partner.

Men in most countries surveyed were likely to call someone who they wanted to be their partner.  Twenty percent of men in China and 19 percent of males in the United States would make contact with a potential partner.

Calling a boss when hearing a memorable song rated low on the scale; however, in China and India, 7 percent of responding men indicated they would call their boss, three times the amount of other countries surveyed.

The survey was conducted in August and September 2006 by Nokia in China, Egypt, France, Great Britain, India, Mexico and the United States with 1,000 people or more surveyed in each country.

Nokia New Year’s Eve is a global music event that on the night will travel from east to west, starting in Hong Kong, then Mumbai, then Berlin at the Brandenburg Gate, followed by Rio de Janeiro’s Ipanema Beach and rounding off the night in New York.  This unique event will feature some of the most exciting international music stars including The Black Eyed Peas, Scissor Sisters and Nelly Furtado as well a host of local artists at each venue.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 69884

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

December 14, 2006

Citigroup, Mastercard, Cingular and Nokia team to pilot next generation mobile phone with “tap & go(TM)” payment in New York city

Innovative Payment Trial to Use Near Field Communications Technology

NEW YORK, NY - Citigroup, MasterCard Worldwide, Cingular Wireless and Nokia today announced a consumer technology trial of Near Field Communication (NFC)-enabled mobile phones with MasterCard PayPass(TM) contactless payment capability in New York City.  The goal of this trial is to evaluate the speed and convenience that “tap and go” payments made through mobile phones can provide to Citi credit cards and Cingular customers in the New York City area.  The trial is expected to run three to six months.

Pre-selected Citi MasterCard cardholders with Cingular Wireless accounts are participating in the trial and will receive Nokia NFC-enabled mobile phones with MasterCard PayPass payment functionality. MasterCard PayPass is a “contactless” payment program that provides consumers with a fast and convenient way to pay.

With their NFC-enabled phone, trial participants can pay for purchases at any merchant that accepts MasterCard PayPass by simply holding their phone near a secure PayPass payment terminal.  If they choose, participants will be permitted to enable the PayPass functionality only at the point of sale and to disable it at all other times.  The contactless payment transaction is automatically charged to the user through the same secure MasterCard payment network that processes traditional credit card transactions.

“As a leader in innovative products and services, Citigroup continually looks for ways to make the lives of our customers easier,” said Amy Radin, Chief Innovation Officer, Global Consumer Group, Citigroup.  “We are confident that mobile phone technology with contactless payment will appeal to our customers’ increasing demands for speed, convenience and security.”

“This trial offers Citi customers a new payment experience and, in fact, the first step in the convergence of the wallet with the mobile phone,” said Ed Garofalo, Executive Vice President, Citi Cards.

“Carrying a mobile phone has become almost as common as carrying a wallet,” said Scott McElroy, vice president technology realization for Cingular Wireless.  “This trial will continue to help us learn more about how NFC technologies work and how customers will want to use their phones as part of their real-world transaction process.”

“Most people have their mobile phone with them wherever they go to stay in touch. The simplicity of conducting everyday transactions, such as low cost purchases with their phone, adds high value and convenience for consumers,” said Dieter May, Vice President and Head of Nokia Emerging Business Unit.  “Nokia NFC-enabled phones used in this trial support over-the-air downloading of cardholder information, which is necessary for commercial rollout of NFC based mobile services. We believe NFC creates new and exciting opportunities for mobile operators, credit card associations, banks and other stakeholders, and we will be closely involved in the creation of the emerging NFC ecosystem bringing benefits to all parties.”

“MasterCard has long believed that the mobile phone represents a ubiquitous payment device, in large part because consumers continue to grow more comfortable using them for a range of activites beyond making and receiving calls,” said Art Kranzley, Executive Vice President and Group Executive, Advanced Payments, MasterCard Worldwide. “We also believe New York City makes an ideal backdrop for a technology built on speed and convenience. We are excited to team up with industry leaders such as Citi, Cingular and Nokia to test the promise of NFC in one of the world’s fastest-paced environments.”

Trial participants can also take part in the New York City Subway contactless transit fare payment trial sponsored by Citigroup, MasterCard Worldwide, the Metropolitan Transportation Authority, and MTA New York City Transit.  All the customer has to do is activate the phone in order to tap for entry at participating 4, 5 and 6 subway locations along the Lexington Avenue Line.

NXP Semiconductors (formerly Philips Semiconductors) developed the NFC technology and chips for the NFC-enabled mobile phones in the New York City trial to facilitate secure, contactless communication between two devices.  Giesecke & Devrient developed the Over the Air (OTA) personalization software that allows for the process of initializing your mobile phone with the information it needs to conduct secure transactions.  ViVOtech provided NFC software and services to enable the trial working in concert with the partners.

To request to participate in the New York City area mobile phone trial, please visit www.nyctrial.com by December 20, 2006. Trial participation is limited and certain criteria must be met in order to participate.

About Cingular Wireless

Cingular Wireless is the largest wireless carrier in the United States, serving 58.7 million customers. Cingular, a joint venture of AT&T Inc. (NYSE: T) and BellSouth Corporation (NYSE: BLS), has the largest digital voice and data network in the nation — the ALLOVER(TM) network — and the largest mobile-to-mobile community of any national wireless carrier. Cingular is a leader in third generation wireless technology. Its 3G network is the first widely available service in the world to use HSDPA (High Speed Downlink Packet Access) technology. Cingular is the only U.S. wireless carrier to offer Rollover(r), the wireless plan that lets customers keep their unused monthly minutes. Details of the company are available at http://www.cingular.com/. Get Cingular Wireless press releases emailed to you automatically. Sign up at http://cingular.mediaroom.com/.

About Citigroup

Citigroup (NYSE: C), the leading global financial services company, has some 200 million customer accounts and does business in more than 100 countries, providing consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management.  Major brand names under Citigroup’s trademark red umbrella include Citibank, Citi Cards, CitiFinancial, Primerica, Smith Barney and Banamex.  Additional information may be found at www.citigroup.com.

About MasterCard Worldwide

MasterCard Worldwide advances global commerce by providing a critical economic link between financial institutions, businesses, cardholders and merchants worldwide.  As a franchisor, processor and advisor, MasterCard develops and markets payment solutions, processes more than 16 billion payments each year, and provides industry-leading analysis and consulting services to financial institution customers and merchants.  Through its family of brands, including MasterCard®, Maestro® and Cirrus®, MasterCard Worldwide serves consumers and businesses in more than 210 countries and territories. For more information go to www.mastercardworldwide.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.  www.nokia.com.

Media Enquiries:

Tami Gross

TMGpr for Citigroup

Tel. +1 212 750 5755

Email: tami@TMGpr.com

Samuel Wang

Citigroup

Tel. +1 212 559 0499

Email: wangs@citigroup.com

Charles Chopp

Nokia

Tel. +1 972 894 6343

Email: charles.chopp@nokia.com

Ritch Blasi

Cingular

Tel. +1 973 637 9449

Email: ritch.blasi@cingular.com

Chris Monteiro

MasterCard

Tel. +1 914 249 5826

Email: Chris_Monteiro@mastercard.com

Devon Nagle

MasterCard

Tel. +1 914 249 4609

Email: devon_nagle@mastercard.com

PRESS RELEASE

December 18 2006

Nokia and M1 complete the first HSUPA data call with Nokia Flexi WCDMA Base Station

Successful trial demonstrates Nokia Flexi WCDMA Base Station’s capability to support HSUPA

Espoo, Finland - Nokia and Singaporean mobile operator MobileOne (M1) have carried out the first High Speed Uplink Packet Access (HSUPA) data call in Southeast Asia. The call was conducted in a test environment using a Nokia Flexi WCDMA Base Station and Nokia’s HSUPA-capable device.

The successful trial demonstrated Nokia’s end-to-end capability to support new data rates and services to be built on HSUPA. It also proved that the connection from device to the 3G network can now reach a data rate of 1.45 Mbps which is up to 4 times over existing 3G speeds. For instance, a typical 10 MB video file transfer over HSUPA network takes less than a minute to upload, as compared to a minimum of 3 minutes using today’s 3G speeds. HSUPA is thus ideal for sending large data files, such as photos and videos.

“M1 has always been keen to adopt new technologies to bring the best quality of mobile experience to our customers. Today’s trial proves our strong commitment to continuously develop our service offerings.  This has been made possible through collaboration with our supplier, Nokia,” says Neil Montefiore, Chief Executive Officer of M1. “This trial has convinced us that the performance of wireless broadband based on WCDMA 3G technology is improving, and this will make it competitive against fixed broadband.”

“This was Nokia’s first HSUPA data call made with the Nokia Flexi WCDMA Base Station and a Nokia device in collaboration with an operator, and the quality of the call was excellent,” says Ricky Corker, Vice President, Asia Pacific, Networks, Nokia. “This trial has shown that the Nokia Flexi WCDMA Base Station is well poised to support HSUPA which will be commercially available in 2007, in line with overall evolution of the wireless broadband business based on UMTS technology.”

Nokia has been working with M1 since 1997, as the sole supplier for M1’s GSM and WCDMA 3G networks.   In July 2006, Nokia was awarded Singapore’s first HSPA contract by M1. On December 6, 2006, Nokia also supported M1 in the launch of its wireless broadband service, ‘M1 Broadband’. With this, M1 joins pioneers in the region to offer true island-wide HSDPA coverage.

Nokia HSPA Solution is made up of two key technologies, HSDPA (High Speed Downlink Packet Access) and HSUPA (High Speed Uplink Packet Access), enabling true mobile broadband with breakthrough data speeds up to 14 Mbps in the downlink and up to 5.7 Mbps in the uplink. Nokia HSPA offers almost 10-times faster data services than current 3G networks, generating an enhanced service experience. Nokia is a leader in the HSPA market, with a large number of HSPA contracts. Many network operators have already opened their HSPA networks with the Nokia solution.

Nokia Flexi WCDMA Base Station is a space-saving modular innovation that enables operators to make more efficient use of their base station sites, leading to significant site cost savings through reduced site construction work, quick base station installation and decreased power consumption. All these make the Nokia Flexi WCDMA Base Station an environmentally friendly solution. Nokia HSUPA is a simple software upgrade to Nokia Flexi WCDMA Base Station.

About MobileOne

M1, Singapore’s most exciting and innovative mobile and IDD service provider, was launched in April 1997. Since then, it has made significant inroads into the local mobile communications market, gaining considerable brand presence and market share. M1 aims to be the leader in personal voice and data communications, focusing on value, quality and customer service. More information on M1 is available at www.m1.com.sg

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Notes to editor: High-resolution photos are available upon request

PRESS RELEASE

December 19, 2006

Nokia wins USD 110 million GSM/EDGE network expansion contract with DTAC in Thailand

Nokia continues as the sole supplier for DTAC’s GSM/EDGE network

Espoo, Finland - Nokia and Thai operator, Total Access Communication PLC (DTAC), have signed a network expansion contract, valued at approximately USD 110 million. Nokia’s GSM/EDGE radio and core network solutions and services will improve DTAC’s network coverage and capacity, enabling DTAC to provide enhanced services to its subscribers. Nokia will continue as the sole supplier.

The exclusive agreement covers DTAC’s entire GSM/EDGE network. Nokia will deliver a wide range of its innovative radio and core network solutions, such as Nokia MSC Server System mobile softswitch, packet core network solution, base stations, and the Nokia Unified Charging Suite. DTAC’s network will continue to be supported by the multivendor, multitechnology Nokia NetAct(TM) network and service management system. Nokia will also provide systems integration.

“With the industry-leading solutions and technologies provided by Nokia, we will be able to enhance our coverage by up to 50% and provide high network quality and the latest applications and services to our customers,” says Sigve Brekke, Chief Executive Officer, DTAC. “Moreover, we plan to increase our EDGE coverage to nationwide in 2007, which will strengthen our market position by enabling us to offer not only the best quality for voice but also the most advanced data and multimedia services.”

“We are very pleased to support DTAC in expanding their network. By deploying Nokia’s state-of-the-art radio and core solutions for coverage and capacity, DTAC will be able to offer extended coverage cost-efficiently in rural areas, which will enable them to capture market share in low ARPU regions,” says Suwit Pruckwattananon, Account Director, Networks, Nokia. “In addition, with simple software and hardware upgrades, DTAC will be ready to provide 3G service for their customers in Thailand.”

Following the first supply deal with DTAC in 1994, Nokia has been the sole core network supplier since 2000, and the sole GSM network supplier since 2003.

About Total Access Communication PLC (DTAC)

Total Access Communications PLC (DTAC) is Thailand’s second largest cell-phone operator, providing mobile phone and network services in Bangkok and all other 75 provinces nationwide. DTAC currently has over 11 million subscribers, representing around 30% share of the market. The company is the first operator in Thailand that deployed high-speed GPRS and EGDE technologies on its network to accommodate increasing demand of data services. www.dtac.co.th

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks
Communications
Tel. +358 7180 34379

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

December 19, 2006

Nokia wins USD 100 million GSM/EDGE network and services contract with AIS in Thailand

Network modernization will enable AIS to provide new services and enhance its business

Espoo, Finland - Nokia and Thai operator, Advanced Info Service Public Company Limited (AIS), have signed a contract for the expansion of the operator’s GSM/EDGE network, resulting in nationwide coverage for both GSM and EDGE. Nokia will modernize AIS’ network infrastructure and support the operator in providing innovative and user-friendly services by providing faster rollout and more flexibility. Nokia’s services, such as managed services and systems integration, will enable AIS to concentrate on developing its business. The value of the deal is approximately USD 100 million.

Under the agreement, Nokia will supply a wide range of its innovative GSM/EDGE radio and core network solutions, including base stations, Nokia MSC Server System mobile softswitch and the Nokia Intelligent Network. The network will be supported by the multivendor, multitechnology Nokia NetAct(TM) network and service management solution, including Nokia NetAct(TM) Traffica and Nokia Profile Manager to provide real-time monitoring and provisioning services for AIS’ subscribers. Nokia will also provide telecoms implementation, consulting and systems integration, and care services, along with managed services covering the first-line maintenance service for more than 400 of AIS’ sites across Thailand.

“As a leading mobile operator in Thailand, AIS has always been keen to take new steps to benefit our customers and meet their needs. We have been working with Nokia in several areas to ensure the top-quality network, and they have done a great job,” says Wichian Mektrakarn, President of AIS. “We have a strong confidence in Nokia’s expertise and skills in planning and running GSM/EDGE networks and providing related services, thus allowing us to concentrate on other issues and enabling us to develop our current service offering and prepare us for the implementation of more advanced mobile services in the near future.”

“We are delighted to expand our cooperation with AIS and feel honored to get this opportunity to support them in new and exciting areas, including the intelligent network and first-line maintenance services. Nokia’s services will help AIS reduce the complexity of their operations, freeing up their resources to focus on core business activities,” says Somchai Thamsirisup, Account Director, Networks, Nokia. “We have worked closely with AIS for a long time, which has helped us get a deep understanding of their business. As a result, we are confident that we are able to provide the solutions and services that meet AIS’ needs and go even beyond, helping AIS to develop their offering even further.”

Nokia Services boasts a broad business solution portfolio that gives operators the best tools to increase their efficiency and differentiate their offerings, with close to 20 years of experience in the field. Managed Services, including Mobility Hosting, and Consulting & Integration (C&I) are the main pillars of Nokia’s Services business unit. Nokia is a major player in the managed services and mobility hosting business with close to 60 contracts globally.

In addition to managed services, Nokia continues to expect growth in consulting and systems integration that help operators to differentiate and innovate their mobile offering by providing professional services in the areas of network design, service management and performance, and service delivery solutions. Nokia C&I has completed more than 350 systems integration projects globally.

About AIS Thailand

Advanced Info Service Public Company Limited (AIS), a subsidiary of Shin Corporation PCL., is the established leader in Thailand’s wireless communications industry after more than 15 years of services with its market share more than 50%. To date, AIS service network covers 795 districts (amphur) throughout Thailand, plus international roaming across in six continents.  AIS has continuously enhanced and expanded its network in order to respond to the market and technological advances, whilst keeping abreast of consumers’ growing demands and needs.  It continues to integrate the latest in advanced technology and deliver more than just voice communication, with GPRS and EDGE technology. AIS strongly believe that wireless communications bring changes to the way Thai people live their life, regardless of who they are and what they do. With endless communications possibilities, the quality of life is better. Visit our web site at www.ais.co.th

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks
Communications
Tel. +358 7180 34379

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

 www.nokia.com

PRESS RELEASE

December 19, 2006

Nokia New Year’s Eve Celebrations from Around the World to be Webcast on MSN

Streaming videos of concerts featuring international artists, including the Black Eyed Peas, Scissor Sisters, Nelly Furtado among others.

Espoo, Finland, - Nokia today announced MSN as the exclusive online distributor of the highly anticipated Nokia New Year’s Eve, a global music celebration which will take place in five party capitals of the world on December 31. Exclusive performances from international artists including the Black Eyed Peas, Scissor Sisters, Nelly Furtado, John Legend, and Atomic Kitten will be streamed live and on demand at no cost to viewers through a Nokia-branded experience at http://www.nokianewyearseve.com.

“Nokia New Year’s Eve embodies our objective of connecting people to their passions. We expect this will be the biggest global New Year’s Eve music celebration with more than 1.3 million expected to attend,” says Jo Harlow, senior vice president, marketing for Nokia. “With MSN, we are greatly expanding the global reach of Nokia New Year’s Eve. Now, music lovers around the globe can enjoy their favourite artists — live, as they countdown the final seconds of 2006, or on demand when the moment strikes them.”

“We’re pleased to collaborate with Nokia as they share our passion for connecting people and creating exceptional community experiences,” said Gayle Troberman, senior director of MSN Branded Entertainment and Experiences Team. “The platform we created on MSN for Nokia’s New Year’s ‘Five cities, One party’ celebration delivers an even more entertaining experience for our global audience of more than 465 million monthly unique visitors, while deeply integrating the Nokia brand in a unique way.”

Nokia New Year’s Eve will bring viewers on a journey from east to west; starting in Hong Kong’s Harbour City Ocean Terminal, followed by Mumbai’s Andheri Stadium, the Brandenburg Gate in Berlin, Ipanema Beach in Rio de Janeiro and rounding off the night in New York.  Each venue will feature a strong lineup of local and international musicians.

In addition to the live concerts on December 31, beginning today, the online webcast will offer exclusive artist content, including interviews with the Black Eyed Peas, Scissor Sisters and many other international artists to view on demand. Other Nokia New Year’s Eve content, including artist lists and updates, will also be available through Windows Live Messenger beginning today. A customized Windows Live Messenger tab will be integrated into every Windows Live Messenger application in the five host cities, where fans will be able to connect directly to the Nokia New Year’s Eve site by clicking the tab.

The services of Harvey Goldsmith CBE, the producer of Live Aid and Live8, were enlisted to orchestrate artist involvement in this unique global celebration. Nokia New Year’s Eve concerts in Hong Kong, Mumbai, Berlin and Rio de Janeiro will be Webcast live on MSN and can be viewed on http://www.nokianewyearseve.com, starting Dec. 31 evening from Hong Kong.

For the latest information and lineup of artists performing at each venue, visit http://www.nokianewyearseve.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Media Enquiries:

Nokia, Mobile Phones
Communications
Tel. +358 7180 34457

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

December 20, 2006

Joint venture foundation of Giesecke & Devrient and Nokia completed

The new company called Venyon supplies Secure Chip Management services for Near Field Communication ecosystems

Helsinki, Finland and Munich, Germany - Giesecke & Devrient (G&D) and Nokia (NYSE: NOK) announced today the completion of a global joint venture. The name of the company is Venyon, and it is 57 percent owned by G&D and 43 percent owned by Nokia.

Venyon prepares the way for mobile operators, transport operators, retailers, banks, credit card companies, and providers of digital services and media worldwide to offer their services and applications to consumers’ Near Field Communication (NFC) enabled mobile devices. With the company’s Secure Chip Management services, consumer applications, such as credit cards or transport tickets can be securely and easily downloaded via a mobile operator’s network to those devices.

The Venyon headquarters are located in Helsinki, Finland and another office in Munich, Germany is already established. Further locations are planned to be opened in Dallas, U.S. and Singapore. Lauri Pesonen, Director and Head of NFC Consumer Solutions at Nokia, has been appointed Chief Executive Officer (CEO) of Venyon as of January 1, 2007. Before joining Nokia in 2004, Pesonen was working in the smart card industry for Setec, now part of Gemalto

About Giesecke & Devrient

Giesecke & Devrient (G&D), based in Munich, Germany, is an international technology group operating subsidiaries and joint ventures throughout the world. Founded in Leipzig in 1852, G&D began as a printer of securities, and later specialized in banknote production. The company has been developing solutions and complete systems for automatic currency processing since 1970. Today, G&D is also a technology leader in smart cards, and a solutions provider in a wide range of fields, including telecommunications, electronic payments, identification, health, transportation, and IT security (PKI). In fiscal 2005, the Group employed more than 7,500 people and generated a revenue of €1.24 billion. For more information, visit our Web site at www.gi-de.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. Further information is available at www.nokia.com.

Media Enquiries:

Giesecke & Devrient GmbH
Vera Schuh, Press Officer
Prinzregentenstraße 159, D-81607 Munich
Tel.: +49 89 41 19-2985, Fax: -2020
E-mail: vera.schuh@gi-de.com

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

Nokia Emerging Business Unit
Communications
Tel +358 7180 45792

PRESS RELEASE

December 20, 2006

Nokia and Brian Eno pair up for two great causes

Ten Nokia 8800 Sirocco Brian Eno Signature Edition phones to be auctioned for charity

Espoo, Finland - Nokia and composer Brian Eno today announced a charity auction to benefit two of Brian’s favourite organisations - the Keiskamma Aids Treatment program and The World Land Trust. Starting on January 8th 2007 and ending on Febuary 12th 2007, a total of ten Nokia 8800 Sirocco Brian Eno Signature Edition mobile phones, individually numbered and engraved with Brian Eno’s signature, will be auctioned online with all proceeds going directly to both charities. A certificate of authenticity will also accompany each auctioned phone.

A tireless supporter of charitable causes, Eno hand-picked the two charities involved in the auction. Since its inception in 2001 as an art program to benefit one of South Africa’s most impoverished districts, the Keiskamma Aids Treatment program provides both HIV education and anti-retroviral drug therapy to the residents of the district at the mouth of the Keiskamma River in South Africa. The World Land Trust, a well-regarded UK-based conservation project, has helped buy and preserve more than 300,000 acres of ecologically-rich habitats from South America to the Philippines.

“I would like to thank the people who bid for these phones for helping towards solutions to two of the biggest problems facing the world: climate change and Aids,” said Brian Eno. “The World Land Trust seeks to address long term environmental change by planting trees and caring for the land.  The Keiskamma Trust is a great example of an intelligent local response to a global problem, helping people with AIDS to manage their condition and live useful and productive lives”

“We are truly delighted to work closely with Brian, who composed the soundtrack to the Nokia 8800 Sirocco Edition, to raise funds in support of his chosen charities,” says Heikki Norta, Senior Vice President, Lifestyle Products, for Nokia. “In addition to supporting these two very worthwhile causes, each successful bidder will own an exceptionally unique mobile phone, each individually numbered and signed by the composer himself.”

Given its premium design, its value as a communication tool and companion is unmistakable. But for a limited time, the Nokia 8800 Sirocco Brian Eno Signature Edition’s worth will expand past that of its purchase value.

To place a bid on one of these rare collector’s items or to learn more about this joint charity project between Nokia and Brian Eno, please visit www.nokiacharityauction.com

About Keiskamma Aids Treatment program

The Keiskamma Aids Treatment Project responds to the enormous affect this disease has on the local community. The program has been raising funds to provide Anti-Retrovirals (ARV) drugs to AIDS stricken community members that have no other access to these medicines. The program simultaneously runs education and support group components.

Headed by Aids Counselor, Eunice Mangwane, the support group is working diligently to improve the quality of life for AIDS patients in Hamburg/South Africa and the surrounding villages. www.keiskamma.org

About The World Land Trust

The World Land Trust is an international conservation charity, based in Halesworth, a rural town in Suffolk, UK. Since its foundation in 1989 as the World Wide Land Conservation Trust, the World Land Trust has been working to preserve the world’s most biologically important and threatened lands, and has helped purchase and protect over 300,000 acres of habitats rich in wildlife, in Belize, Costa Rica, the Philippines, South America and the UK. www.worldlandtrust.org

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Keiskamma Aids Treatment program
Carol Hofmeyr
Tel. +27 82 519 0806

The World Land Trust
Gerald Watts
Tel. +44 1986 874422

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

December 22, 2006

Nokia launches new initiatives to help young people affected by the Asian Tsunami

Espoo, Finland - Two years on from the Asian Tsunami that devastated many communities, Nokia has announced the launch of several new projects to help young people in India, Sri Lanka and Indonesia with training and new skills. The initiative is designed to help young people find jobs or set up small businesses, building long-term livelihoods for themselves and their families.

Nokia provided immediate disaster relief aid and funding to the region affected by the Tsunami in December 2004. It also pledged EUR 2.5 million for longer-term recovery to help young people rebuild their lives through access to training and apprenticeships.

“With the Asian tsunami relief effort having moved from immediate humanitarian assistance to long-term reconstruction and recovery, Nokia is pleased to play a key role in rebuilding the communities affected by the disaster”, said Martin Sandelin, Vice President, Corporate Social Responsibility and Community Involvement, Nokia. “Through these initiatives, Nokia continues to promote long-term sustainability and livelihood in areas that remain deeply affected nearly two years after the disaster.”

Working together with the International Youth Foundation and the Grameen Foundation, the Nokia projects will help thousands of young people and their communities. Projects have been specially developed to meet the needs of each country.

Activities planned for 2007 include:

India - young people will be offered training in business enterprise and life development skills, through courses focusing on community mobilization, problem solving and negotiation skills. The training will also encourage them to take an active role in their communities and the decision-making process within their villages.

Sri Lanka - training will be provided in order to provide immediate employment opportunities for those affected. Besides management and business skills such as tourism management, accounting and sales, vocational programs such as sewing, weaving and carpentry will also be provided for longer-term livelihood sustainability.

Indonesia - young people with limited education who have been affected by the Tsunami will be able to sign up for training courses and apprenticeships where they will learn more about how to work and build careers within small business and financial management.

Thailand - Nokia will continue with its program of training schemes and support for young people in this country begun in 2005. Courses are available in a range of areas including, boat construction, boat motor and motorcycle repair, and apprenticeship courses in various aspects of the hotel industry.

“Young people were disproportionately affected by the tsunami which resulted in the deaths of many parents and family members, interrupted educations, and lost livelihoods,” said Bill Reese, IYF President and CEO. “As follow up to relief operations, there remains an urgent need for comprehensive programs that help young people regain confidence, acquire skills, and access either jobs or the loan funds needed to launch their own small businesses. We are pleased to be working with Nokia to address this critical need.”

Recognizing the different needs of the communities affected, training programs funded by Nokia have also been implemented for community leaders in all these countries, enabling them to work together to assess and address the needs of their community in preparation for future disasters and plan for their own ongoing economic development.

As some of the programs have a microfinance component the Grameen Foundation is advising on how to provide microloans to budding entrepreneurs across the affected regions, enabling long-term redevelopment of their small businesses. In addition to microloans, the microfinance institutions will include an array of financial services, including savings and loans to provide sustainability for these small businesses. “As these communities continue to rebuild, it is critical to nurture sustainable economic activities that will have long-term benefits,” said Alex Counts, President and CEO of Grameen Foundation.  “We believe microfinance is already playing a critical role in promoting these activities and are pleased to work with Nokia in this effort to extend financial services to additional families in these communities.”  A Grameen Foundation fact-finding team visited the region just weeks after the disaster and has been working with several microfinance institutions in Indonesia and India since 2005.

Together with local governments, NGOs and international aid agencies, the most appropriate and effective implementation is decided for each area affected by the tsunami.  The total value of Nokia’s overall money and in-kind contribution to immediate disaster relief and long term reconstruction is estimated to be in excess of EUR 3 million.

About the International Youth Foundation

IYF believes young people possess the power to shape the future. To learn, work, thrive and lead, they need access to programs and resources that inspire and challenge them. IYF is a global non-profit organization that makes this possible. Today in 70 countries, IYF collaborates with businesses, governments and civil society organizations that share a common desire to improve the life conditions and prospects of young people. Together, IYF and its partners build effective, sustainable and scalable programs that positively impact the lives of young people worldwide.

About Grameen Foundation

Grameen Foundation is a global non-profit organization that combines microfinance, technology, and innovation to empower the world’s poorest people to escape poverty. It has established a global network of 52 partners in 22 countries that has impacted an estimated 11 million lives in Asia, Africa, the Americas, and the Middle East. Grameen Foundation was founded by Alex Counts, who began his work in microfinance with Grameen Bank founder, and recent Nobel Peace Prize recipient, Dr. Muhammad Yunus. Dr. Yunus is a founding and current member of Grameen Foundation’s board of directors.  For more information on Grameen Foundation, please visit www.grameenfoundation.org.

About Nokia - Community involvement

Nokia is committed to having a positive impact on society that extends beyond the advanced technology, products and services it creates. It has invested in community projects supporting young people and education in 30 countries, benefiting more than 1 million young people. The company has an active employee volunteering program which last year saw its employees give more than 18,000 hours to local community projects. Nokia is also supporting innovative technology projects designed to bridge the digital divide and bring the benefits of mobile technology tocommunities around the world.

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PRESS RELEASE

December 22, 2006

Nokia wins over EUR 320 million GSM/GPRS/EDGE network expansion contract with MegaFon in Russia

Espoo, Finland - Nokia has won a major GSM/GPRS/EDGE network expansion contract from leading Russian operator MegaFon that will see it deliver both radio and core equipment as well as a range of services, helping MegaFon deliver advanced mobile solutions to its fast-growing subscriber base. The value of the agreement is over EUR 320 million, and equipment deliveries have already begun.

“The Russian mobile communications market is no longer driven by price competition but instead network quality. Mobile leadership will be taken by those who now take measures to create a solid foundation for maintaining high quality of services. Our cooperation with Nokia means that MegaFon prepares for the future and takes the required steps towards network development,” said Sergey Soldatenkov, CEO, OAO MegaFon.

“The Russian market is extremely important for Nokia and we are pleased to extend our strategic cooperation with MegaFon, one of the leading players in this rapidly growing mobile arena,” said Jonathan Sparrow, General Director, Networks, Nokia, Russia. “A further demonstration of our commitment to the Russian market is the increased service support capabilities in the regions where we work with MegaFon.”

Nokia will supply radio and core network equipment including its mobile softswitching and IP Multimedia Subsystem solution (IMS) for fixed and mobile. The frame agreement also includes Nokia’s multivendor, multi-technology NetAct(TM) solution, which provides operational efficiencies and OPEX savings for MegaFon’s network. The very same platform also provides support for future technologies like WCDMA 3G.

Nokia is also supplying a range of services including project management, installation and relocation services for the fast ramp-up of the network, care services, and software maintenance and training services to keep the network running at peak performance. The contract, an extension of an existing agreement signed by the companies in 2003 and valid for supplies in 2006 - 2007, covers North-Western and Central Russia as well as Northern Caucasus.

About MegaFon

OAO “MegaFon” is the first all-Russian mobile operator in GSM 900/1800 standard. The company was founded in May 2002 as a result of renaming and reorganization of Open Joint Stock Company “North-West GSM” and integration under one brand with ZAO “Sonic Duo” (Moscow), ZAO “Mobicom-Kavkaz”, ZAO “Mobicom-Centre”, ZAO “Mobicom-Novosibirsk”, ZAO “Mobicom-Khabarovsk”, ZAO “Mobicom-Kirov”, OAO “MSS-Povolzhie”, ZAO “Volzhsky GSM” and ZAO “Uralsky GSM”. Major stockholhers of OAO MegaFon are OAO “Telecominvest”, OOO “CT-Mobile”, Sonera (Finland) and Telia (Sweden). OAO MegaFon license area covers 100% of Russia’s territory - all 89 RF subject with the population of 145 mln. Currently the number of the Company’s subscribers exceeds 23 mln.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2007		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel